                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                           Helian Health Group, Inc.
                           -------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   423264 100
                                   ----------
                                 (CUSIP Number)

                                 John A. Bardis
                             TheraTx, Incorporated
                         400 Northridge Road, Suite 400
                            Atlanta, Georgia  30350
                            -----------------------
                                 (404)518-9449
                                 -------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)

                                August 29, 1995
                                ---------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS-OF THE ACT (HOWEVER, SEE THE NOTES).


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




-----------------------------------------------------------------------------------------
CUSIP No.:      423264-100
             --------------------------
-----------------------------------------------------------------------------------------

1.       Name of Reporting Person:                 TheraTx, Incorporated
                                  --------------------------------------
         S.S. or I.R.S. Identification No. of Above Person:
                                                           ------------------------------
                                           I.R.S. Identification No. 33-0359338
         --------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions):
         a.      [     ]          b.       [     ]

-----------------------------------------------------------------------------------------

3.       SEC Use Only

-----------------------------------------------------------------------------------------

4.       Source of Funds (see Instructions):                WC; 00
                                            ---------------------------------------------

-----------------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [     ]

-----------------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:     Delaware
                                              -------------------------------------------
-----------------------------------------------------------------------------------------


                          7.
                                  Sole Voting Power:                821,270*
                                                    -------------------------------------
Number of
Shares Beneficially       8.
Owned by                          Shared Voting Power:              775,700**
                                                      -----------------------------------

Each Reporting            9.
Person With                       Sole Dispositive Power:           821,270*
                                                         --------------------------------

                          10.     Shared Dispositive Power:         775,700**
                                                           ------------------------------

-----------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:       1,596,970***
                                                                      -------------------
-----------------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):
               [     ]

-----------------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11:          25.36%
                                                          -------------------------------
-----------------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions):       CO
                                                     ------------------------------------
-----------------------------------------------------------------------------------------





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

*The shares indicated are purchasable by TheraTx, Incorporated ("TheraTx") upon exercise of an option issued to TheraTx on August 29, 1995, and described in
Item 4 of this report. Prior to the exercise of the option, TheraTx is not entitled to any rights as a shareholder of Helian Health Group, Incorporated ("Helian") as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. TheraTx expressly disclaims beneficial ownership of any of the shares of common stock of Helian which are purchasable by TheraTx upon exercise of the option.

**The shares indicated are subject to voting agreements with TheraTx entered into on August 29, 1995, and described in Item 4 of this report. Prior to the occurrence of a Purchase Event (as defined in Item 4 below), TheraTx is not entitled to any rights as a shareholder of Helian as to the shares covered by the voting agreements. The rights granted to TheraTx voting agreements may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. TheraTx expressly disclaims beneficial ownership of any of the shares of common stock of Helian as to which it shares voting or dispositive power upon the occurrence of a Purchase Event pursuant to the voting agreements.

*** The percentage indicated represents the percentage of the total outstanding shares of common stock of Helian as of August 29, 1995. For the reasons discussed in the footnotes above, TheraTx expressly disclaims beneficial ownership of any of the shares of common stock of Helian as to which are purchasable by TheraTx upon exercise of the option or as to which it shares voting or dispositive power upon the occurrence of a Purchase Event pursuant to the voting agreements.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock of Helian, $.01 par value per share ("Helian Common Stock"). Helian is a Delaware corporation whose principal executive offices are located at 9600 Blue Larkspur Lane, Suite 201, Monterey, California 93940.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by TheraTx, a Delaware corporation whose principal executive offices are located at 400 Northridge Road, Suite 400, Atlanta, Georgia 30350.

         To the best of TheraTx's knowledge, during the last five years, neither TheraTx nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has TheraTx or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of TheraTx.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         It is presently anticipated that purchases of shares of Helian Common Stock as described in Item 4 would be made with funds obtained from TheraTx's working capital and funds available for investment.

ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to an Agreement and Plan of Merger, dated as of August 29, 1995 (the "Merger Agreement"), among Helian, TheraTx and Atlanta Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of TheraTx, and in consideration thereof, Helian issued an option to TheraTx on August 29, 1995 (the "Option") to purchase, under certain conditions, up to 821,270 shares of Helian Common Stock at a purchase price of $5.425 per share, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price").

         The Option was issued to TheraTx pursuant to a Stock Option Agreement, dated as of August 29, 1995 (the "Option Agreement"), between TheraTx and Helian, pursuant to the terms of the Merger Agreement. The Merger Agreement provides, among other things, for the merger of Helian with and into Atlanta Acquisition Corp. (the "Merger"). Upon consummation of the Merger, which is subject to the approval of Helian stockholders, regulatory approvals and the satisfaction or waiver of various other terms and conditions, each share of Helian Common Stock (excluding shares held by any Helian Company or any TheraTx Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding shall be converted into and exchanged for the right to receive that multiple of a share, subject to possible adjustment under certain circumstances as set forth in the Merger Agreement, of the common stock of TheraTx, $.001 par value per share ("TheraTx Common Stock") (the "Exchange Ratio") obtained in accordance with the following:

                 (i) if the Base Period Trading Price (defined to mean the average of the daily last sale prices for the shares of TheraTx Common Stock for the ten (10) consecutive trading days on which such shares are actually traded as over-the-counter securities and quoted on the Nasdaq National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) ending at the close of trading on the fifth trading day immediately preceding the date of the Shareholders Meeting (the "Measurement Period")) is $16.00 (the "Maximum Price") or greater, then the Exchange Ratio shall be 0.4063 (the "Minimum Exchange Ratio");

                 (ii) if the Base Period Trading Price is $10.00 (the "Minimum Price") or less, then the Exchange Ratio shall be 0.4809 (the "Maximum Exchange Ratio");

                 (iii) if the Base Period Trading Price is greater than or equal to $12.00 (the "Lower Intermediate Price") and less than or equal to $13.375 (the "Upper Intermediate Price"), then the Exchange Ratio shall be 0.4486 (the "Intermediate Exchange Ratio"); and

                 (iv) if the Base Period Trading Price is (x) less than the Maximum Price but greater than the Upper Intermediate Price or (y) less than the Lower Intermediate Price but greater than the Minimum Price, then the Exchange Ratio shall be determined in accordance with the procedures described in Exhibit 6 to the Merger Agreement.

         If (i) TheraTx is not in material breach of the Option Agreement or the Merger Agreement, and (ii) no injunction against delivery of the shares covered by the option is in effect, TheraTx may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event"), including, among others:

         (A) Helian taking certain actions (each an "Acquisition Transaction"), including, among others, authorizing, recommending or entering into an agreement with any third party to effect (1) a merger, consolidation or similar transaction involving Helian or its subsidiaries, (2) the sale, lease, exchange or other disposition of 25% or more of the consolidated assets of Helian and its subsidiaries, or (3) the issuance, sale or other disposition or 25% or more of the voting securities of Helian or any of its subsidiaries; or

         (B) the acquisition or the right to acquire by any third party 25% or more of the outstanding shares of Helian Common Stock;

provided, the option will terminate upon the earliest of (a) consummation of the Merger, (b) termination of the Merger Agreement (other than as a result of a willful breach by Helian) prior to the happening of a Purchase Event or certain other events (each a "Preliminary Purchase Event"), including, among others (i) commencement by any third party of a tender or exchange offer to purchase 25% or more of the outstanding shares of Helian Common Stock, (ii) failure of the stockholders of Helian to approve the Merger Agreement after pubic announcement that a third party (x) proposes to engage in an Acquisition Transaction, (y) commenced a tender offer to purchase 25% or more of the outstanding shares of Helian, or (z) filed an application under certain federal statutes relating to the regulation of banks or their holding companies to engage in an Acquisition Transaction, (c) 9 months after termination of the Merger Agreement as a result of a willful breach by Helian, or (d) 9 months after termination of the Merger Agreement following a Purchase Event or a Preliminary Purchase Event.

         At the request of TheraTx at any time beginning on the first occurrence of certain events (a "Repurchase Event"), including, among others, the acquisition by a third party of 50% or more of the outstanding shares of Helian Common Stock, Helian will repurchase from TheraTx (i) the Option, and
(ii) all shares of Helian Common Stock purchased by TheraTx pursuant to the Option Agreement, at a specified price.

         Upon the occurrence of certain events set forth in the Option Agreement, the Option must be converted into, or exchanged for, an option, at the election of TheraTx, of another corporation or Helian (the "Substitute Option"). The terms of any such Substitute Option are set forth in the Option Agreement.

         A copy of the Merger Agreement, including the Option Agreement and Stockholder Agreements but excluding certain other exhibits, is incorporated by reference herein as Exhibit 1, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The 821,270 shares of Helian Common Stock which are purchasable by TheraTx upon exercise of the Option are equal to approximately 13.04% of Helian Common Stock, based on the 5,475,137 shares of Helian Common Stock issued and outstanding on August 29, 1995 and taking into consideration the 821,270 shares of Helian Common Stock that would be issued pursuant to the option.

         TheraTx expressly disclaims any beneficial ownership of the 821,270 shares of Helian Common Stock which are purchasable by TheraTx upon exercise of the option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

         The Option contains anti-dilution provisions which provide that the number of shares of Helian Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in Helian Common Stock or the subdivision or reclassification of Helian Common Stock, as set forth in the Option Agreement.

         Other than as set forth in this Item 5, to the best of TheraTx's knowledge (i) neither TheraTx nor any subsidiary or affiliate of TheraTx or any of its or their executive officers or directors, beneficially owns any shares of Helian Common Stock, and (ii) there have been no transactions in the shares of Helian Common Stock effected during the past 60 days by TheraTx, nor to the best of TheraTx's knowledge, by any subsidiary or affiliate of TheraTx or any of its or their executive officers or directors.

         No other person is known by TheraTx to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Helian Common Stock obtainable by TheraTx upon exercise of the Option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES TO THE ISSUER.

         Other than the Merger Agreement, including the Option Agreement and Stockholders Agreement, a copy of which (excluding certain exhibits) is incorporated by reference herein, to the best of TheraTx's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of Helian.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Merger Agreement, including the Option Agreement and the Stockholder Agreements are incorporated by reference to Exhibit 1 of the Current Report on Form 8-K, dated August 29, 1995, filed by Helian Health Group, Inc. (Commission File No. 2-18244).





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

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           THERATX CORPORATION


Date: September 7, 1995
      -----------------                    --------------------------
                                           Title:
                                                 --------------------

                                                              Appendix to Item 2


                   Name and residence               Position with           Principal employment and principal
                   or business address            TheraTx Corporation              business of employer
                   -------------------            -------------------              --------------------
             L. John Wilkerson, Ph.D.          Chairman, Board of         Galen Associates, a venture capital
                                               Directors                  fund

             Craig T. Davenport                Director                   Tokos Medical Corporation,
                                                                          provider of women's home health
                                                                          care services

             Robert J. Erra                    Director                   MCG Healthcare Consultants

             Patrick T. Hackett                Director                   Warburg, Pincus Ventures

             W. David Holder                   Director                   David Holder Associates, a firm
                                                                          investing in and providing health
                                                                          care consultant services

             Donald B. Milder                  Director                   Crosspoint Venture Partners, a
                                                                          venture capital fund

             John A. Bardis                    President, Chief           TheraTx, Incorporated
                                               Executive Officer and      400 Northridge Road
                                               Director                   Suite 400
                                                                          Atlanta, Georgia  30350

             Bret W. Jorgensen                 President, TheraTx         TheraTx, Incorporated
                                               Health Services and        400 Northridge Road
                                               Director                   Suite 400
                                                                          Atlanta, Georgia  30350

             Donald R. Myll                    Vice President Finance     TheraTx, Incorporated
                                               and Chief Financial        400 Northridge Road
                                               Officer                    Suite 400
                                                                          Atlanta, Georgia  30350

             Louis E. Hallman, III             Vice President Corporate   TheraTx, Incorporated
                                               Development                400 Northridge Road
                                                                          Suite 400
                                                                          Atlanta, Georgia  30350

             William J. Haffey, Ph.D.          Vice President Clinical    TheraTx, Incorporated
                                               Services and Chief         400 Northridge Road
                                               Clinical Information       Suite 400
                                               Officer                    Atlanta, Georgia  30350



             Laura E. Cayce                    Vice President and         TheraTx, Incorporated
                                               General Manager,           400 Northridge Road
                                               Personacare                Suite 400
                                                                          Atlanta, Georgia  30350

             Craig R. Reamsnyder               Vice President Market      TheraTx, Incorporated
                                               Development                400 Northridge Road
                                                                          Suite 400
                                                                          Atlanta, Georgia  30350

             B. Wayne Clark                    Vice President             TheraTx, Incorporated
                                               Administrative Services    400 Northridge Road
                                                                          Suite 400
                                                                          Atlanta, Georgia  30350

             Jonathan H. Glenn                 Secretary and General      TheraTx, Incorporated
                                               Counsel                    400 Northridge Road
                                                                          Suite 400
                                                                          Atlanta, Georgia  30350





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